Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation Of Ratios Of Earnings To Fixed Charges

(In millions except ratio data)

	Three Months
	Ended	Years Ended December 31
	March 31
	2003	2002	2001	2000	1999	1998

Income Before Taxes	$2,463.9	$10,213.6	$10,402.6	$9,824.1	$8,619.5	$8,133.1
Add (Subtract):
One-third of rents	24.5	84.3	77.7	67.0	66.7	56.4
Interest expense, gross	95.3	390.8	464.7	484.4	316.9	205.6
Interest capitalized, net of amortization	(7.7)	(36.9)	(66.1)	(99.0)	(61.4)	(36.9)
Equity (income) loss from affiliates, net of distributions	23.4	(156.1)	(113.8)	(288.3)	(352.7)	36.6
Preferred stock dividends, net of tax	38.6	164.3	199.6	205.2	120.7	62.1

Earnings	$2,638.0	$10,660.0	$10,964.7	$10,193.4	$8,709.7	$8,456.9

One-third of rents	$24.5	$84.3	$77.7	$67.0	$66.7	$56.4
Interest expense, gross	95.3	390.8	464.7	484.4	316.9	205.6
Preferred stock dividends	55.1	234.7	285.1	293.1	172.4	88.7

Fixed Charges	$174.9	$709.8	$827.5	$844.5	$556.0	$350.7

Ratio of Earnings to Fixed Charges	15	15	13	12	16	24

     For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity income (loss) from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.